Exhibit 99.6

Item 5(a)

On January 29, 2026, pursuant to the Merger Agreement, 1,666,666 shares of Class A Common Stock held in total by the GS Entities were canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $9.00 per share, without interest thereon, from the Issuer. Specifically, the number of shares cancelled for the right to receive the Merger consideration were as follows: BSPI (122,404 shares); West Street Fund I (609,920 shares); West Street Fund I (C) (59,930 shares); WSSS Fund W (750,838 shares); WSSS Fund X (28,276 shares); WSSS Fund I (31,784 shares); WSSS Fund U (33,975 shares); and West Street CT PCP (29,539 shares).

As of the day preceding the filing of this Amendment No. 4, the following table sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of such date. The information below is based on 44,106,860 shares Class A Common Stock outstanding as of January 30, 2026, as disclosed by the Issuer to the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of to direct the disposition	Shared power to dispose or to direct the disposition
The Goldman Sachs Group, Inc.	13,859,953	31.4%	0	13,859,953	0	13,859,953
Goldman Sachs & Co. LLC	1,017,906	2.3%	0	1,017,906	0	1,017,906
Broad Street Principal Investments, L.L.C.	1,017,906	2.3%	0	1,017,906	0	1,017,906
Goldman Sachs Asset Management, L.P.	12,842,047	29.1%	0	12,842,047	0	12,842,047
West Street Strategic Solutions Fund I, L.P.	5,072,084	11.5%	0	5,072,084	0	5,072,084
West Street Strategic Solutions Fund I-(C), L.P.	498,377	1.1%	0	498,377	0	498,377
WSSS Investments W, LLC	6,243,946	14.2%	0	6,243,946	0	6,243,946
WSSS Investments X, LLC	235,144	0.5%	0	235,144	0	235,144
WSSS Investments I, LLC	264,319	0.6%	0	264,319	0	264,319
WSSS Investments U, LLC	282,532	0.6%	0	282,532	0	282,532
West Street CT Private Credit Partnership, L.P.	245,645	0.6%	0	245,645	0	245,645

The shares of Class A Common Stock shown in the foregoing table: for Goldman Sachs, represents all of the shares in the aggregate shown in the table for GS&Co. and GSAM LP; for GS&Co., includes all of the shares shown in the table for BSPI; and for GSAM LP, represents all of the shares in the aggregate shown in the table for the GS Funds.

Pursuant to the Issuer’s Third Amended and Restated Certificate of Incorporation, each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of the Issuer’s Class B common stock, par value $0.01 per share (the “Class B Common Stock), entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. The Reporting Persons do not own any shares of Class B Common Stock. Assuming no conversion of any of the outstanding shares of Class B Common Stock into Class A Common Stock, the 13,859,953 shares of Class A Common Stock beneficially owned in the aggregate by the Reporting Persons as of the day preceding the filing of this Amendment No. 4, constitutes approximately 1.0% of the aggregate voting power of the Class A Common Stock and Class B Common Stock (based on 140,207,493 shares Class B Common Stock outstanding as of January 30, 2026, as disclosed as disclosed by the Issuer to the Reporting Persons.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of Goldman Sachs and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Each of the Reporting Persons (other than BSPI and the GS Funds, solely with respect to the shares of Class A Common Stock that they directly hold) expressly disclaims beneficial ownership of the shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act and the rules thereunder.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B in Exhibit 99.3 to Amendment No. 3 may be deemed to beneficially own any shares of Class A Common Stock other than as set forth therein and herein.

Due to the Voting Agreement, the GS Entities and the other stockholders party to the Voting Agreement may be deemed to be a “group” for purposes of Section 13(d) of the Exchange Act. The ownership reported herein for the Reporting Persons does not include any of the shares of Class A Common Stock beneficially owned by the other stockholders party to the Voting Agreement. The Reporting Persons believe such other stockholders have or will file their own Schedule 13D (or amendment thereto) separately. Each of the Reporting Persons disclaims being a member of any such “group” and disclaims beneficial ownership of shares of Class A Common Stock (or other securities of the Issuer) held by any person other than the Reporting Persons.